December 12, 2011

RE:	Furmanite Corporation
Form 10-K for Fiscal Year ended December 31, 2010
Form 10-Q for Fiscal Quarter ended September 30, 2011
File No. 1-5083

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-4631

Attention:	Mr. Rufus Decker
Accounting Branch Chief

Dear Ladies and Gentlemen:

Furmanite Corporation (the “Company”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) and the Form 10-Q for the period ended September 30, 2011 (the “10-Q”) by letter dated November 28, 2011 (the “Comments”).

The following numbered paragraphs are a duplication of the Staff’s comments for your convenience, followed by the Company’s responses to those comments.

Form 10-Q for Period ended September 30, 2011

Financial Statements

Notes to the Financial Statements

Note 12. Business Segment Data and Geographical Information, page 17

1. We note your response to prior comment one. As you note in your response, ASC 280-10-50-31 requires that all significant reconciling items be separately identified and described. In this regard, it would appear that corporate transactions and eliminations/reversal of transactions between reportable segments would each represent a significant reconciling item. We continue to believe that you should revise your disclosures to separately present and discuss each of these items in future filings. This can be done by presenting each of these items in separate columns or in another method that you determine is appropriate. Please show us in your supplemental response what the revisions will look like.

Response:

The Staff’s comments are noted. ASC 280-10-50-31 requires that all significant reconciling items be separately identified and described. The Company proposes to change the heading of the reconciling column to “Reconciling Items” (removing the words “including corporate”), and to revise the presentation and footnote references in the table to separately and clearly identify and describe all significant reconciling items, including a description of what each reconciling amount represents in the disclosure. The illustrative examples provided in ASC 280-10-55-48 and ASC 280-10-55-49 were used by the Company as a guide in revising its disclosure. As the Company currently has only two types of reconciling items, non-overlapping, which are applicable to the reconciliation, the proposed presentation clearly disaggregates the reconciling items by financial statement line item. Should additional reconciling items arise in future filings, the Company will further revise its disclosures as necessary to ensure all significant reconciling items continue to be separately identified and described.

The Company proposes to include the following revised disclosure to “Note 12. Business Segment Data and Geographical Information” of future interim filings and the equivalent note of annual filings (note that the proposed changes are indicated by underline and/or ~~strikethrough~~):

12. Business Segment Data and Geographical Information

An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. During the third quarter of 2011, the Company expanded the number of segments as a result of enhancements in the level of financial information provided to its chief operating decision maker. The prior period information conforms to the current year presentation. For financial reporting purposes, the Company operates in three segments which comprise the Company’s three geographical areas: the Americas, EMEA and Asia-Pacific.

The Company provides specialized technical services to an international client base that includes petroleum refineries, chemical plants, pipelines, offshore drilling and production platforms, steel mills, food and beverage processing facilities, power generation, and other flow-process industries.

The Company evaluates performance based on the operating income (loss) from each segment which excludes interest income and other income (expense), interest expense, and income tax expense (benefit). The accounting policies of the reportable segments are the same as those described in Note 1. Intersegment revenues are recorded at cost plus a profit margin. All transactions and balances between segments are eliminated in consolidation.

The following is a summary of the financial information of the Company’s reportable segments as of and for the three and nine months ended September 30, 2011 and 2010 reconciled to the amounts reported in the consolidated financial statements (in thousands):

	Americas 4~~3~~	EMEA 4~~3~~	Asia-Pacific 4~~3~~	Reconciling Items~~, Including Corporate 1~~	Consolidated Total
Three months ended September 30, 2011:
Revenues from external customers 1~~2~~	$34,858	$31,627	$11,845	$—	$78,330
Intersegment revenues [2]	325	1,505	175	(2,005)	—

Operating income (loss) [3]	2,100	3,959	2,646	(3,183)	5,522

Three months ended September 30, 2010:
Revenues from external customers 1~~2~~	$27,408	$28,243	$11,284	$—	$66,935
Intersegment revenues [2]	912	1,731	44	(2,687)	—

Operating income (loss) [3]	2,080	970	2,748	(3,092)	2,706

Nine months ended September 30, 2011:
Revenues from external customers 1~~2~~	$116,028	$88,566	$29,799	$—	$234,393
Intersegment revenues [2]	2,684	4,206	264	(7,154)	—

Operating income (loss) [3]	14,148	8,041	4,119	(10,354)	15,954

Nine months ended September 30, 2010:
Revenues from external customers 1~~2~~	$96,525	$82,350	$32,008	$—	$210,883
Intersegment revenues [2]	2,127	5,972	200	(8,299)	—

Operating income (loss) [3]	10,310	1,936	7,971	(11,524)	8,693

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Included in the Americas are domestic revenues of $33.9 million and $27.2 million for the three months ended September 30, 2011 and 2010, respectively, and $109.9 million and $95.4 million for the nine months ended September 30, 2011 and 2010, respectively.

[2]~~1~~	~~Intersegment revenue amounts in~~ Reconciling Items~~, Including Corporate relate to~~ represent eliminations or reversals of transactions between reportable segments.

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~~Operating income (loss) in~~ Reconciling Items~~, Including Corporate~~ represent~~s~~ certain corporate overhead costs, including executive management, strategic planning, treasury, legal, human resources, information technology, accounting and risk management, which are not allocated to reportable segments.

4~~3~~

Goodwill in the Americas at September 30, 2011 and December 31, 2010 totaled $6.1 million and $4.9 million, respectively. Goodwill in EMEA and Asia-Pacific totaled $6.6 million and $1.6 million, respectively, at each of September 30, 2011 and December 31, 2010.

The following geographical area information includes total long-lived assets (which consist of all non-current assets, other than goodwill, indefinite-lived intangible assets and deferred tax assets) based on physical location (in thousands):

	September 30,	December 31,
	2011	2010
Americas	$21,104	$17,311
EMEA	11,328	12,092
Asia-Pacific	6,475	3,493

	$38,907	$32,896

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (972) 699-6130.

Very truly yours,

/s/ Robert S. Muff
Robert S. Muff
Principal Financial and Accounting Officer

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